NEWS



82-3226

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: June 9, 2005

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

SUPPL

DOFASCO TO ACQUIRE QUEBEC CARTIER MINING COMPANY

Hamilton, Ontario: Dofasco announced today that it has entered into an agreement to acquire substantially all of the remaining interest that it does not currently own in Quebec Cartier Mining Company (QCM).

QCM is a leading producer of iron ore products in Quebec, with executive offices located in Montreal. The company operates an open pit mine, crusher/concentrator facility, pellet plant, deep-water harbour and a railway linking the mine to the harbour on Quebec's North Shore region. QCM's total 2004 revenues were $621.4 million on shipments of 13.6 million tonnes, with net income of $80.9 million. QCM's 2005 production is sold out at prices that have increased approximately 86% for pellets, and 71% for iron ore concentrate. Despite the recent strike at QCM, which was settled on June 3, year-to-date unaudited results to the end of May included revenues of $347.7 million, with net income of $98.6 million. At the end of May, QCM had cash on hand of $128.3 million, and bank debt of $41.4 million.

Under the agreement, Dofasco, which currently owns a third of the preferred shares of QCM, will acquire all of the shares of QCM owned by CAEMI of Brazil and Investissement Quebec for a total consideration of $306 million (Canadian). It is planned that immediately following the closing of the transaction, all of the preferred shares of QCM will be converted into common shares, which will result in Dofasco holding over 98.7% of the common shares. The purchase agreement, which is subject to obtaining relevant regulatory approvals, is expected to close early in the third quarter of this year.

Commenting on the transaction, Don Pether, Dofasco's President and Chief Executive Officer, observed, "Global iron ore markets have changed dramatically in the last two years, and with these changes QCM has emerged with a significantly enhanced ability to generate strong cash flows and income. This has been due to major structural changes on the supply side of the market, including global consolidation. In addition, there has been a major re-balancing of long-term global demand versus supply, in part a result of the sustained development of the Asian economy."

"Dofasco is currently reviewing its strategic options to unlock the significant value of its interest in QCM including monetizing a significant portion of our investment through an offering of QCM securities in public markets as soon as is practicable," Mr. Pether continued. "Given the rapid change in global iron ore markets and the pricing outlook, it will be prudent for Dofasco to hold equity in QCM at a level sufficient to hedge our iron ore purchases. This will put Dofasco in a strong competitive position given that there are relatively few iron ore hedging opportunities available for North American steel producers."

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He added, "This acquisition also represents an optimal outcome for the restructuring of QCM which was begun in 2003 in partnership with Investissement Quebec and CAEMI. This is a remarkable turnaround that would not have occurred without this unique partnership and the cooperation of all parties, including employees, suppliers, customers and particularly, the participation of Investissement Quebec. We also want to acknowledge the tremendous working relationship we have enjoyed with CAEMI throughout the process. QCM emerged from its restructuring in a position to benefit from the significant improvement in iron ore markets and is now able to generate value for all of its stakeholders. Given the outlook for robust iron ore pricing, strong demand and constrained global supply, QCM is expected to remain a major contributor to the economic life of the province of Quebec as one of North America's most significant iron ore producers."

QCM recently reached a 6-year agreement with its unions. "The settlement provides employees with a competitive package that shares the rewards of improved performance, while positioning the company to provide value to all of its stakeholders," Mr. Pether commented.

Following closing of the purchase agreement, Dofasco will fully consolidate QCM's results in its financial statements, pending any future restructuring that could result from the review of strategic options initiated by Dofasco. QCM's current management team is expected to remain in place.

A special telephone conference call for investors hosted by Don Pether and Walter Bilenki, Vice President – Finance, has been scheduled to review this transaction. The conference call will be held:

- **Today (Thursday, June 9) at 11:00 a.m.**
- **The telephone number for the conference is 1-888-343-2168**
- **The telephone number to hear the call after it is over (post view) is (416) 626-4100, enter reservation number 21248927.**
- **Call participants can also view a slide presentation available to accompany the conference call at www.dofasco.ca after 8:30 a.m. on June 9. The slides will be archived after the call on Dofasco's website.**

This special conference call will be webcast live across the Internet from the Investor page of the Dofasco web site at www.dofasco.ca. The call will also be archived at that location for 30 days.

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QCM Selected Financial Information

(in millions except per tonne amounts)	2003* Year	2004 Year	2005** YTD May 31
Income Statement			
Revenues	$ 521.3	$ 621.4	$ 347.7
EBITDA	$ 62.5	$ 140.7	$ 155.2
Net income	$ (141.5)	$ 80.9	$ 98.6
Balance Sheet			
Cash	$ 7.9	$ 41.2	$ 128.3
Debt	$ 90.0	$ 39.9	$ 41.4
Non-current liabilities	$ 130.0	$ 202.1	$ 190.5
Equity	$ 54.9	$ 140.9	$ 239.4
Statistical Highlights			
*Pellet shipments (000s tonnes)****	8,900	9,200	2,915
Concentrate shipments (000s tonnes)	4,700	4,400	1,410
Total shipments (000s tonnes)	13,600	13,600	4,325
Sales per tonne	$ 38	$ 46	$ 80
EBITDA per tonne	$ 5	$ 10	$ 36

* Pre-financial reorganization

** Unaudited

*** 2004 pellet shipments were higher than normal due to an inventory draw-down and one shutdown versus two normally. Normalized pellet shipments are approximately 8.8 million tonnes.

Global iron ore prices for 2005 were settled at approximately 71% and 86% higher for concentrate and pellets respectively.

Pricing	2003	2004	2005
	$US/mt Fe unit	$US/mt Fe unit	$US/mt Fe unit
Concentrate	$ 0.318	$ 0.389	$ 0.667
Pellets	$ 0.532	$ 0.645	$ 1.201

Since EBITDA is a non-GAAP measure, it does not have any standardized meaning. Readers are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of financial performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Report to Shareholders for the period ended March 31, 2005. This News Release has been reviewed by the Audit Committee of Dofasco's Board of Directors.


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